NEWS RELEASE

Canarc Appoints New Director

Vancouver, Canada – November 12, 2013 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to announce the appointment of Martin Burian, CA, CBV, to the Board of Directors.

Mr. Burian is a Chartered Accountant and Chartered Business Valuator with over eighteen years of investment banking experience.  He brings to Canarc a wealth of knowledge and expertise in corporate finance and advisory services, including M&A in mineral exploration and mining.

Martin was most recently Managing Director of Investment Banking at Haywood Securities Inc. from 2010 until mid-2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010.  Mr. Burian graduated with a Bachelor of Commerce degree from the University of British Columbia in 1986 and obtained his Chartered Accountant and Chartered Business Valuator designations while working with KPMG.

Mr. Burian will also Chair the Audit Committee for Canarc.  He is currently the CFO of Cap-Ex Iron Ore Ltd., a director of Alberta Star Development Corp. and an investor in several private commercial/industrial companies.

Canarc Resource Corp.

Per:

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage, and to acquire its first operating gold mine in North America.  Canarc is also focused on finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact:

Gregg Wilson, Vice-President (Investor Relations), or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net